PE 11/15/2013



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

DEC 19 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



13003880

December 19, 2013

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 12-19-13

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Hewlett-Packard Company
Incoming letter dated November 15, 2013

Dear Ms. Goodman:

This is in response to your letters dated November 15, 2013 and December 11, 2013 concerning the shareholder proposal submitted to HP by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 19, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Hewlett-Packard Company
Incoming letter dated November 15, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in HP's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that HP's policies, practices, and procedures compare favorably with the guidelines of the proposal and that HP has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

December 11, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Hewlett-Packard Company*
Supplemental Letter Regarding Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On November 15, 2013, we submitted a letter (the "No-Action Request") on behalf of our client, Hewlett-Packard Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from John Chevedden (the "Proponent").

The Proposal requests that the Company's Board of Directors (the "Board") "take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2014 Proxy Materials because (a) the Company's Certificate of Incorporation, as amended, does not contain stockholder voting requirements that call for a greater than simple majority vote and (b) the Company intended to recommend that the Board approve at its meeting in November 2013 an amendment to the Company's Amended and Restated Bylaws (the "Bylaws") that would substantially implement the Proposal with respect to the Company's Bylaws. We write supplementally to confirm that, at a November 20, 2013 meeting, the Board approved an amendment to Article IX of the Company's Bylaws to replace a requirement that amendments to all or any portion of Articles II (Meetings of Stockholders) or IX (Amendments) or Sections 3.2 (Number [of Directors]), 3.3 (Election, Qualifications and Term of Office of Directors), 3.4

(Resignation and Vacancies), 6.1 (Indemnification of Directors and Officers), or 6.4 (Expenses) of the Bylaws be approved by a vote of two-thirds of the outstanding shares, with a majority of outstanding shares voting threshold. The following comparison shows this amendment:

> The Bylaws of HP may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that HP may, in its Certificate of Incorporation, confer the power to adopt, amend or repeal bylaws upon the directors; and, provided further, that any proposal by a stockholder to amend these Bylaws will be subject to the provisions of Article II and Article VI hereof. The fact that such power has been so conferred upon the directors will not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws. Notwithstanding the foregoing, amendment or deletion of all or any portion of Article II hereof, Section 3.2 hereof, Section 3.3 hereof, Section 3.4 hereof, Section 6.1 and 6.4 hereof or this Article IX by the stockholders of HP will require the affirmative vote of a majority ~~sixty-six and two-thirds percent (66 2/3%)~~ of the outstanding shares entitled to vote thereon.

The Bylaws, as amended, were filed as Exhibit 3.1 to the Form 8-K filed with the Securities and Exchange Commission on November 26, 2013.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the essential objective of the proposal. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); and *Masco Corp.* (avail. Mar. 29, 1999).

The amendment to the Bylaws substantially implements the Proposal with respect to the Company's Bylaws. This amendment removes the two-thirds supermajority requirement to amend the Company's Bylaws, which was the only provision of the Company's Bylaws that called for greater than a simple majority vote, and replaces it with a majority of outstanding shares voting threshold. As discussed in the No-Action Request, the Staff consistently has concurred that stockholder proposals similar to the Proposal that call for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where a company's governing documents set stockholder voting thresholds at a majority of the company's outstanding shares. In addition, also as discussed in the No-Action Request, the Company already substantially implemented the Proposal with respect to the Company's Certificate of Incorporation, which does not contain stockholder voting requirements that call for a greater than simple majority vote. Accordingly, the Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(10).

The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g.*, *Starbucks Corp.* (avail. Nov. 27, 2012); *DIRECTV* (avail. Feb. 22, 2011); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); and *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based on the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, the Company's Vice President and Associate General Counsel, at (650) 857-3059.

Sincerely,



Amy Goodman

cc: David Ritenour, Hewlett-Packard Company
John Chevedden

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036 5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

November 15, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Hewlett-Packard Company*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already implemented the Proposal with respect to the Company's Certificate of Incorporation, as amended (the "Certificate"), and the Company intends to recommend that its Board of Directors (the "Board") approve, at a Board meeting in November 2013 (the "November Board Meeting"), an amendment to the Company's existing Amended and Restated Bylaws (the "Current Bylaws") that will substantially implement the Proposal with respect to the Company's bylaws. Specifically, the Company intends to recommend that the Board approve an amendment to the Current Bylaws to implement a majority voting standard in place of the supermajority voting provision discussed below.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act

Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. The Proposal Is Substantially Implemented With Respect To The Company's Certificate, Which Contains No Voting Requirements That Call For A Greater Than Simple Majority Vote

The Company's Certificate does not contain any voting requirement that calls for a greater than simple majority vote. The Staff consistently has found that similar proposals calling for the elimination of charter or bylaw provisions requiring "a greater than simple majority vote" for stockholder action are excludable under Rule 14a-8(i)(10) where a company's governing documents do not contain any supermajority stockholder voting requirements. For example, in *Sempra Energy* (avail. Mar. 5, 2010), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented when the company previously had amended its charter and bylaws to eliminate all stockholder voting provisions that required greater than a simple majority vote for certain stockholder actions. *See also Starbucks Corp.* (avail. Nov. 27, 2012); *Starbucks Corp.* (avail. Dec. 1, 2011); *Celgene Corp.* (avail. Apr. 5, 2010); *Ensco International plc* (avail. Mar. 18, 2010); *Express Scripts, Inc.* (avail. Jan. 28, 2010); *MDU Resources Group, Inc.* (avail. Jan. 16, 2010) (in each case, concurring with the exclusion of a proposal identical or nearly identical to the proposal in *Sempra Energy* as substantially implemented under Rule 14a-8(i)(10) where the company's charter or bylaws did not (or as a result of pending amendments, would not) contain stockholder voting requirements that call for a greater than simple majority vote). Here, as noted above, the Company has no provisions in its Certificate requiring a greater than simple majority vote. Thus, consistent with the precedent cited above, the Company has substantially implemented the Proposal's request with respect to its Certificate.

C. *Anticipated Action By The Company's Board To Adopt The Proposed Bylaw Amendment Substantially Implements The Proposal*

The only provision of the Company's Current Bylaws that calls for greater than a simple majority vote is contained in Article IX, which requires an affirmative vote of two-thirds of the outstanding shares entitled to vote in order to amend all or any portion of Articles II (Meetings of Stockholders) and IX (Amendments) and Sections 3.2 (Number [of Directors]), 3.3 (Election, Qualifications and Term of Office of Directors), 3.4 (Resignation and Vacancies), 6.1 (Indemnification of Directors and Officers), and 6.4 (Expenses). The Company intends to present at the November Board Meeting a resolution that the Board approve the Proposed Bylaw Amendment. If approved, the Proposed Bylaw Amendment would become effective upon such approval and would replace the sole two-thirds supermajority voting threshold in the Current Bylaws with a majority of outstanding shares voting threshold. This amendment would substantially implement the Proposal because the Company's bylaws would no longer contain any voting standard that requires greater than a majority vote.

The Staff consistently has concurred that similar stockholder proposals calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where a company's governing documents set stockholder voting thresholds at a majority of the company's outstanding shares. For example, in *McKesson Corp.* (avail. Apr. 8, 2011), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws" was substantially implemented where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replace such standards with a voting standard based on a majority of outstanding shares. Similarly, in *Express Scripts, Inc.* (avail. Jan. 28, 2010), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented where the company's board of directors approved a bylaw amendment that would lower the voting standard required to approve certain bylaw amendments from 66 2/3% of outstanding shares to a majority of outstanding shares. *See also American Tower Corp.* (avail. Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that each supermajority stockholder voting requirement "be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws" where the board of directors of the company approved submitting an amendment to the certificate of incorporation to the company's stockholders for approval that would reduce the stockholder vote required to amend the bylaws from 66 2/3% to a majority of the then-outstanding shares); *Celgene Corp.* (avail. Apr. 5, 2010) (concurring with the exclusion of a proposal nearly identical to *American Tower* under Rule 14a-8(i)(10) as substantially implemented where a bylaw provision requiring a supermajority vote was eliminated and replaced by a majority of outstanding shares voting standard). In each of these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10).

D. Supplemental Notification Following Board Action

We submit this no-action request before the November Board Meeting to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff after the Board considers the Proposed Bylaw Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g.*, *Starbucks Corp.* (avail. Nov. 27, 2012); *DIRECTV* (avail. Feb. 22, 2011); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that once the Board approves the Proposed Bylaw Amendment, the Proposal will have been substantially implemented by the Proposed Bylaw Amendment and, therefore, will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, the Company's Vice President and Associate General Counsel, at (650) 857-3059.

Sincerely,



Amy Goodman

Enclosures

cc: David Ritenour, Hewlett-Packard Company
John Chevedden

101619298.7

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ralph V. Whitworth
Chairman of the Board
Hewlett-Packard Company (HPQ)
3000 Hanover St
Palo Alto CA 94304
Phone: 650 857-1501
Fax: 650-857-5518

Dear Mr. Whitworth,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: John Schultz
Corporate Secretary
David Ritenour <david.ritenour@hp.com>
Office of the General Counsel
PH: 650-857-3059
FX: 650-857-4837

[HPQ: Rule 14a-8 Proposal, September 24, 2013]
Proposal 4* – Simple Majority Vote
RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

This proposal should also be more favorably evaluated due to our company's shortcomings in its corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm, said it had had long-standing concerns about the decision-making abilities of our board, even before the dramatic write-downs of the Autonomy and EDS acquisitions. There were high negative votes in 2013 for 5 directors (with three getting over 40% negative). A director of particular concern was Patricia Russo, who, as CEO of Lucent helped engineer the failed Alcatel-Lucent merger and was ultimately forced to resign.

GMI downgraded our Environmental, Social and Governance rating to F. Our company also faced investigations regarding accounting practices and financial reporting. HPQ had reported problems with restatements and special charges, suggesting the need for closer scrutiny of our company's financial standing. GMI also had concerns in regard to the areas of 1) Foreign Corrupt Practices Act, bribery or corruption 2) obstruction of justice or false statements and 3) tax evasion or offshore finance.

Additional concern included that there was not one non-executive member of the audit committee who had substantial industry knowledge, overboarded directors, overboarded audit committee members, and not one non-executive director had general expertise in risk management. Yet our company had a history of significant restatements, special charges or write-offs.

CEO pay was extreme relative to our company's peers – $15 million for Meg Whitman. Management had a unilateral right to amend our company's by-laws without shareholder approval but shareholders could not act by written consent and 10% of shareholders could not call a special meeting.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

hp.com



October 4, 2013

VIA OVERNIGHT MAIL AND E-MAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

David Ritenour
Vice President and
Associate General Counsel
Corporate, Securities and Mergers & Acquisitions
T +1 650 857 3059
F +1 650 857 4837
david.ritenour@hp.com

I am writing on behalf of Hewlett-Packard Company (the "Company"), which received on September 24, 2013, your stockholder proposal entitled "Simple Majority Vote" for consideration at the Company's 2014 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (September 24, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (September 24, 2013; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any

subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (September 24, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (September 24, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (September 24, 2013), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 3000 Hanover Street, Building 20B, Mail Stop 1050, Palo Alto, CA 94304. Alternatively, you may transmit any response by facsimile to me at (650) 857-4837.

If you have any questions with respect to the foregoing, please contact me at (650) 857-3059. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



David Ritenour
Vice President and Associate General Counsel

Enclosures



SPINNAKER TRUST

Post-it® Fax Note 7671	Date 10-11-13	# of pages ▸
To David Litenour	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 650-857-4837	Fax #	

October 11, 2013

John R. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 80 shares of Hewlett-Packard Co. (HPQ) CUSIP# 428236103 and have held them continuously since at least July 1, 2012.

Spinnaker Trust acts as the custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust (DTC#2669) as master custodian for Spinnaker Trust.

Sincerely,

Karen C Lowell

Karen C. Lowell
Chief Operating Officer

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

October 11, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Hewlett-Packard Co. (HPQ), (Shareholder Resolution) CUSIP #428236103
Account #: *** FISMA & OMB Memorandum M-07-16 *** Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As
of October 10, 2013, Spinnaker Trust held 5,500 shares of Hewlett-Packard Co. (HPQ), CUSIP
#428236103.

The above account has continuously held at least 80 shares of HPQ common stock since at least July 1,
2012.

Sincerely,



Kimberly Jones
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: Karen C. Lowell, Spinnaker Trust